May 27, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Megan F. Miller

Re: 408 SOX Review -- BNY Mellon Family of Funds Listed in Appendix A

Ladies and Gentlemen:

On behalf of the funds in the BNY Mellon Family of Funds listed in Appendix A hereto (each, a "Fund"), transmitted for filing as EDGAR correspondence are the Funds' responses to the comments of the accounting staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by Megan F. Miller, Staff Accountant, to the undersigned by telephone on February 26, 2025 and May 1, 2025. The Staff's comments related to the three-year review of the audited financial statements of the Funds for the fiscal years ended on the respective dates noted in Appendix A, included in the Funds' annual reports on Form N-CSR as filed with the Commission, pursuant to Rule 408(c) of the Sarbanes-Oxley Act of 2002.

Set forth below is a summary of the Staff's comments, and the Funds' responses thereto.

BNY Bond Market Index Fund

Comment 1:  Please confirm that the disclosure for TBA investments aligns with Regulation S-X 6-07.7 (see AICPA Expert Panel Minutes, November 13, 2023).

Response 1:  Fund management confirms that going forward realized and unrealized TBA will be broken out to align with Regulation S-X 6-07.7.

Comment 2:  Please consider updating the disclosure for caption "Statement of Operations" to state securities lending income is presented net of any rebates or fees paid to Borrowers.

Response 2:  Fund management confirms that going forward the Statement of Operations will state securities lending income net of any rebates or fees paid to Borrowers and will update applicable notes.

BNY Mellon Yield Enhancement Strategy Fund

Comment 3:  Please confirm Financial Highlights include to the extent required a footnote stating that "Ratio of net investment income" does not reflect proportionate share of income of the Underlying Funds in which the Fund invests. (See ASC 946-205-50-16.)

Response 3:  Included in the Items 7-11, "Annual Financials and Other Information" dated October 31, 2024, is a footnote that reads "excludes expenses of underlying funds", and such footnote will be included, as applicable, for the fund going forward.

BNY Mellon Natural Resources Fund

Comment 4:  Please note, the S&P Global Natural Resources Index was incorrectly tagged in XBRL as the "broad based" index.

Response 4:  Going forward, the broad-based index will be correctly tagged in XBRL. The order in which each index was disclosed was switched, which caused an inadvertent tagging error.

BNY Mellon Funds Trust – Municipal Funds

Comment 5:  Please consider including a "Total'" for "accumulated earnings" in Table 1 -- Components of Accumulated Earnings.

Response 5:  Going forward, the word "Total" will be included in Table 1, as requested.

Funds that Engage in Securities Lending

Comment 6:  Please explain why securities lending income is not noted as "affiliate" on Statement of Operations.

Response 6  Going forward, securities lending income will include the word "affiliate", as requested.

All Relevant Funds

Comment 7:  Please explain how Item 10 of N-CSR meets the requirement to disclose aggregate remuneration paid by the Company during the period covered by the report if payments are disclosed in multiple locations in Item 7 (e.g., Item 10 reflects payment to Trustees, Line 7 states payable to CCO) (See TSR FAQ No.3).

Response 7:   For those Funds that have relevant payments disclosed in multiple locations in Item 7, Item 10 of N-CSR, the disclosure will be revised going forward to include the aggregate dollar amount of relevant remuneration paid by the Fund during the period covered by the report. Examples of the revised disclosure:

For Funds without unitary fee:

Each board member also serves as a board member of other funds in the BNY Mellon Family of Funds complex, and annual retainer fees and meeting attendance fees are allocated to each fund based on net assets. The fund is charged for services performed by the fund's Chief Compliance Officer. Compensation paid by the fund during the period to the board members and the Chief Compliance Officer are within Item 7. Statement of Operations as Directors'[/Trustees'] fees and expenses and Chief Compliance Officer fees, respectively. The aggregate amount of Directors'[/Trustees'] fees and expenses and Chief Compliance Officer fees paid by the fund during the period was $_____.

For Funds with unitary fee:

Each board member also serves as a board member of other funds in the BNY Mellon Family of Funds complex, and annual retainer fees and meeting attendance fees are allocated to each fund based on net assets. The Adviser reimburses the fund for the fees and expenses of the non-interested board members. Compensation paid by the fund to the board members and board member fees reimbursed by the Adviser during the period are within Item 7. Statement of Operations as Directors'[/Trustees'] fees and Directors'[/Trustees'] fees reimbursed by BNY Mellon Investment Adviser, Inc., respectively.

BNY Mellon Municipal Income and BNY Mellon Strategic Municipal Bond Fund

Comment 8:  Please confirm that description of Debt in Notes to Financial Statements includes the effective interest rate in addition to the stated rate (See ASC 835-30-45-2).

Response 8:  The description of debt in Note 1(e) includes the effective interest rate in addition to the stated rate.

All Relevant Funds

Comment 9:  Please explain why overdraft fees are netted with interest income as opposed to an expense to the Fund (see Note in Statement of Operations). Specifically, the rationale for netting overdraft fees from interest income.

Response 9:  Per the rule, expenses are only broken out if expenses exceeded 5% of total expenses or total income. The rationale for netting is because the amounts were immaterial.

Unitary Fee Funds

Comment 10:  Please confirm what fees and expenses are excluded from the management fee (e.g., are loan commitment fees, interest expense and securities lending fees paid by the Fund).

Response 10:  Fees and expenses excluded from the unitary management fee are: 12b-1 fees, if applicable, shareholder services fees, if applicable, loan commitment fee from borrowings and interest expense as well as any extraordinary expenses.

* * * * *

Should you have any questions or comments, please feel free to contact me at 212.540.4569 (dstephens@stradley.com) .

Very truly yours,

/s/ DAVID STEPHENS
David Stephens

cc: Sarah Kelleher

 Amanda Quinn

APPENDIX A1

0000718935	811-03721	BNY Mellon Intermediate Municipal Bond Fund, Inc.	S000000073	BNY Mellon Intermediate Municipal Bond Fund, Inc.	5/31/2024
0000875732	811-06325	BNY MELLON MIDCAP INDEX FUND, INC.	S000000078	BNY Mellon Midcap Index Fund, Inc.	10/31/2024
0000828475	811-05454	BNY MELLON NEW JERSEY MUNICIPAL BOND FUND, INC.	S000000091	BNY Mellon New Jersey Municipal Bond Fund, Inc.	12/31/2023
0000737520	811-03940	BNY Mellon Strategic Funds, Inc.	S000000092	BNY Mellon Active MidCap Fund	12/31/2023
0000797920	811-04765	BNY MELLON NEW YORK AMT-FREE MUNICIPAL BOND FUND	S000000093	BNY Mellon New York AMT-Free Municipal Bond Fund	11/30/2023
0001111565	811-09903	BNY MELLON FUNDS TRUST	S000000371	BNY Mellon Small Cap Multi-Strategy Fund	8/31/2024
0000857114	811-05883	BNY MELLON INDEX FUNDS, INC.	S000000130	BNY Mellon International Stock Index Fund	10/31/2024
0001199348	811-21236	BNY MELLON STOCK FUNDS	S000000354	BNY Mellon International Core Equity Fund	9/30/2024
0001111565	811-09903	BNY MELLON FUNDS TRUST	S000000362	BNY Mellon Massachusetts Intermediate Municipal Bond Fund	8/31/2024
0001111565	811-09903	BNY MELLON FUNDS TRUST	S000000364	BNY Mellon National Intermediate Municipal Bond Fund	8/31/2024
0001111565	811-09903	BNY MELLON FUNDS TRUST	S000000365	BNY Mellon National Municipal Money Market Fund	8/31/2024
0001111565	811-09903	BNY MELLON FUNDS TRUST	S000000366	BNY Mellon National Short-Term Municipal Bond Fund	8/31/2024
0001111565	811-09903	BNY MELLON FUNDS TRUST	S000000367	BNY Mellon Pennsylvania Intermediate Municipal Bond Fund	8/31/2024
0001111565	811-09903	BNY MELLON FUNDS TRUST	S000000368	BNY Mellon Short-Term U.S. Government Securities Fund	8/31/2024
0000914775	811-07123	BNY Mellon Advantage Funds, Inc.	S000000498	BNY Mellon Dynamic Value Fund	8/31/2024
		BNY Mellon Advantage	S000000500	BNY Mellon Technology	8/31/2024

1  As provided by Megan F. Miller of the Staff.

0000914775	811-07123	Funds, Inc.		Growth Fund
0000878092	811-06377	BNY MELLON MUNICIPAL FUNDS, INC.	S000000330	BNY Mellon AMT-Free Municipal Bond Fund	8/31/2024
0001111565	811-09903	BNY MELLON FUNDS TRUST	S000000369	BNY Mellon Income Stock Fund	8/31/2024
0000353560	811-03207	GENERAL MONEY MARKET FUND, INC.	S000000119	GENERAL MONEY MARKET FUND, INC	11/30/2023
0000030167	811-02192	BNY Mellon Sustainable U.S. Equity Fund, Inc.	S000000095	BNY Mellon Sustainable U.S. Equity Fund, Inc.	5/31/2024
0000897569	811-07512	BNY Mellon Worldwide Growth Fund, Inc.	S000000096	BNY Mellon Worldwide Growth Fund, Inc.	10/31/2024
0000030146	811-00523	BNY Mellon Large Cap Securities Fund, Inc.	S000000068	BNY Mellon Large Cap Securities Fund, Inc.	12/31/2023
0000889169	811-06718	BNY Mellon Investment Funds VII, Inc.	S000000297	BNY Mellon Short Term Income Fund	7/31/2024
0001111565	811-09903	BNY MELLON FUNDS TRUST	S000000370	BNY Mellon Mid Cap Multi-Strategy Fund	8/31/2024
0000818972	811-05245	BNY MELLON STRATEGIC MUNICIPALS, INC.	CEF0014552	BNY MELLON STRATEGIC MUNICIPALS, INC.	9/30/2024
0000855887	811-05877	BNY MELLON STRATEGIC MUNICIPAL BOND FUND, INC.	CEF0013739	BNY MELLON STRATEGIC MUNICIPAL BOND FUND, INC.	11/30/2023
0000819940	811-05202	BNY Mellon Investment Funds IV, Inc.	S000000299	BNY Mellon Institutional S&P 500 Stock Index Fund	10/31/2024
0000819940	811-05202	BNY Mellon Investment Funds IV, Inc.	S000000305	BNY Mellon Tax Managed Growth Fund	10/31/2024
0000819940	811-05202	BNY Mellon Investment Funds IV, Inc.	S000000307	BNY Mellon Bond Market Index Fund	10/31/2024
0001111565	811-09903	BNY MELLON FUNDS TRUST	S000021515	BNY Mellon New York Intermediate Tax-Exempt Bond Fund	8/31/2024
0000737520	811-03940	BNY Mellon Strategic Funds, Inc.	S000015656	BNY Mellon Global Stock Fund	11/30/2023
0000737520	811-03940	BNY Mellon Strategic Funds, Inc.	S000015657	BNY Mellon International Stock Fund	11/30/2023
0000878092	811-06377	BNY MELLON MUNICIPAL FUNDS, INC.	S000002850	BNY Mellon High Yield Municipal Bond Fund	8/31/2024
0001591556	811-22912	BNY Mellon Investment Funds II, Inc.	S000043942	BNY Mellon Global Emerging Markets Fund	10/31/2024
0000737520	811-03940	BNY Mellon Strategic Funds, Inc.	S000029388	BNY Mellon Select Managers Small Cap	5/31/2024

Growth Fund
0000881773	811-06490	BNY Mellon Investment Funds V, Inc.	S000019789	BNY Mellon Large Cap Equity Fund	12/31/2023
0000881773	811-06490	BNY Mellon Investment Funds V, Inc.	S000019790	BNY Mellon Developed Markets Real Estate Securities Fund	10/31/2024
0000053808	811-00524	BNY Mellon Investment Funds III	S000012565	BNY Mellon Equity Income Fund	5/31/2024
0001111565	811-09903	BNY MELLON FUNDS TRUST	S000023621	BNY Mellon Municipal Opportunities Fund	8/31/2024
0000857114	811-05883	BNY MELLON INDEX FUNDS, INC.	S000000131	BNY Mellon S&P 500 Index Fund	10/31/2024
0000857114	811-05883	BNY MELLON INDEX FUNDS, INC.	S000000132	BNY Mellon Smallcap Stock Index Fund	10/31/2024
0001111565	811-09903	BNY MELLON FUNDS TRUST	S000000372	BNY Mellon International Fund	8/31/2024
0001111565	811-09903	BNY MELLON FUNDS TRUST	S000000373	BNY Mellon Emerging Markets Fund	8/31/2024
0001111565	811-09903	BNY MELLON FUNDS TRUST	S000000374	BNY Mellon Asset Allocation Fund	8/31/2024
0001111565	811-09903	BNY MELLON FUNDS TRUST	S000000375	BNY Mellon Bond Fund	8/31/2024
0001111565	811-09903	BNY MELLON FUNDS TRUST	S000000376	BNY Mellon Intermediate Bond Fund	8/31/2024
0000914775	811-07123	BNY Mellon Advantage Funds, Inc.	S000000461	BNY Mellon Opportunistic Midcap Value Fund	8/31/2024
0000914775	811-07123	BNY Mellon Advantage Funds, Inc.	S000000462	BNY Mellon Opportunistic Small Cap Fund	8/31/2024
0001111565	811-09903	BNY MELLON FUNDS TRUST	S000035959	BNY Mellon Corporate Bond Fund	8/31/2024
0000819940	811-05202	BNY Mellon Investment Funds IV, Inc.	S000042108	BNY Mellon Floating Rate Income Fund	8/31/2024
0000737520	811-03940	BNY Mellon Strategic Funds, Inc.	S000024356	BNY Mellon Select Managers Small Cap Value Fund	11/30/2023
0000318478	811-03081	BNY MELLON APPRECIATION FUND, INC.	S000000008	BNY Mellon Appreciation Fund, Inc.	12/31/2023
0000720064	811-03757	BNY MELLON CALIFORNIA AMT-FREE MUNICIPAL BOND FUND, INC.	S000000016	BNY Mellon California AMT-Free Municipal Bond Fund, Inc.	5/31/2024
0001493580	811-23477	BNY Mellon ETF Trust	S000073736	BNY Mellon Concentrated International ETF	10/31/2024

0000839122	811-05652	BNY MELLON MUNICIPAL INCOME, INC.	CEF0014355	BNY MELLON MUNICIPAL INCOME, INC.	9/30/2024
0001224568	811-21327	BNY Mellon Investment Funds VI	S000000342	BNY Mellon Balanced Opportunity Fund	11/30/2023
0001111178	811-09891	BNY MELLON OPPORTUNITY FUNDS	S000001720	BNY Mellon Natural Resources Fund	9/30/2024
0001591556	811-22912	BNY Mellon Investment Funds II, Inc.	S000044141	BNY Mellon Yield Enhancement Strategy Fund	10/31/2024
0000737520	811-03940	BNY Mellon Strategic Funds, Inc.	S000022407	BNY Mellon U.S. Equity Fund	11/30/2023